The subsidiaries of Scriptel Holding, Inc. are:

Scriptel Corporation, an Ohio corporation, 100% owned by Scriptel Holding,
Inc.

Scriptel Communications Corp., an Ohio corporation, 100% owned by Scriptel Corporation